                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                           Interferon Sciences, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    458903408
-------------------------------------------------------------------------------
                                 (CUSIP Number)

    Andrew J. Levinson, Greenberg & Kahr, 230 Park Avenue, New York, NY 10169
                                 (212) 297-0130
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 10, 2003
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 'SS''SS'240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 'SS'240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     458903408
-------------------------------------------------------------------------------

               1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                    Margie Chassman
-------------------------------------------------------------------------------

               2. Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)
                    (b)
-------------------------------------------------------------------------------
               3.   SEC Use Only
-------------------------------------------------------------------------------
               4.   Source of Funds (See Instructions)   PF
-------------------------------------------------------------------------------
               5.   Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
               6.   Citizenship or Place of Organization USA
-------------------------------------------------------------------------------
Number of
Shares         7.   Sole Voting Power      32,666,699
Beneficially   ----------------------------------------------------------------
Owned by       8.   Shared Voting Power
Each           ----------------------------------------------------------------
Reporting      9.   Sole Dispositive Power 32,666,699
Person        -----------------------------------------------------------------
With          10.   Shared Dispositive Power
-------------------------------------------------------------------------------
              11.   Aggregate Amount Beneficially Owned by Each Reporting
                    Person 32,666,699.
-------------------------------------------------------------------------------
              12.   Check if the Aggregate Amount in Row (11) Excludes
                    Certain Shares (See Instructions)
-------------------------------------------------------------------------------
              13.   Percent of Class Represented by Amount in Row (11) 61.26%
-------------------------------------------------------------------------------
              14.   Type of Reporting Person (See Instructions)
                    IN

Item 1.  Security and Issuer

         This Statement relates to the Common Stock, par value $.01 per share, of Interferon Sciences, Inc. (the "Issuer"), together with warrants to purchase such Common Stock (the "Warrants"). The Issuer's principal executive offices are located at 783 Jersey Avenue, New Brunswick, New Jersey 08901.

Item 2.  Identity and Background

         (a)  This Statement is being filed by Margie Chassman.

         (b) Ms. Chassman's business address is 445 West 23rd Street, New York, NY 10011.

         (c)  Ms. Chassman's principal occupation is as a private investor.

         (d) and (e) Ms. Chassman has not been named or convicted in any criminal proceeding and has not been the subject of any civil proceeding relating to activities subject to federal or state securities laws.

         (f)  Ms. Chassman is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         The funds used to purchase the shares of Common Stock and Warrants identified in this Statement were Ms. Chassman's personal funds. Except as described in this Item, no portion of such funds was borrowed, and such funds were not obtained for the purpose of effecting the transactions described in this Statement. The amount of funds used to effect the purchases described herein was $151,000. In addition, a portion of the Common Stock and Warrants were purchased with an unsecured promissory note in the principal amount of $50,000 bearing interest at the rate of 8% per annum and maturing on April 1, 2004 (the "Note").

Item 4. Purpose of Transaction.

         Ms. Chassman acquired the shares of Common Stock and the Warrants described in this Statement for investment purposes. At present, Ms. Chassman has no plans or proposals that would result in any of the transactions identified in paragraphs (a) through (j) of this Item 4. However, she reserves the right at any time to propose any such transaction. Moreover, she reserves the right at any time to acquire additional shares of Common Stock of the Issuer or to dispose of any shares of such Common Stock.

Item 5. Interest in Securities of the Issuer

         (a) Based on the 20,704,376 shares of Common Stock reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2002, and after giving effect to the new issuances described in this Statement, Ms. Chassman beneficially owns 61.26% (16,000,032 shares and Warrants to purchase an additional 16,666,667 shares) of the Issuer's outstanding Common Stock

         (b) Ms. Chassman has sole power to vote and dispose of the shares of Common Stock identified in this Statement.

         (c) Ms. Chassman acquired 15,000,000 shares of Common Stock, together with Warrants to acquire an additional 15,000,000 shares of Common Stock, from the Issuer in a private placement on March 10, 2003 for an aggregate purchase price of $151,000, or approximately $.01 per share. The Warrants entitle Ms. Chassman to acquire up to 15,000,000 shares of Common Stock for an exercise price of $.01 per share for a period of 5 years from the issuance of the Warrants. The Warrants provide customary antidilution protection in the case of stock splits, reverse splits, stock dividends and corporate reorganizations and also carry customary demand and piggyback registration rights. In addition. Ms. Chassman acquired 1,000,032 shares of Common Stock and Warrants to purchase an additional 1,666,667 shares of Common Stock at an exercise price of $1.50, as adjusted, per share in a privately negotiated transaction in exchange for the Note.

         (d) No person besides Ms. Chassman has the right to receive or the power to direct the dividends or sale proceeds from the shares of Common Stock covered by this Statement.

         (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect Securities of the Issuer

         Ms. Chassman has no contracts, arrangements, understandings or relationships with the Issuer with respect to the Common Stock of the Issuer.

Item 7. Material to Be Filed as Exhibits

        None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2003
------------------------------------------------------------------------------
Date

/s/ Margie Chassman
------------------------------------------------------------------------------
Signature

Margie Chassman
------------------------------------------------------------------------------
Name

                          STATEMENT OF DIFFERENCES
                          ------------------------
The section symbol shall be expressed as....................................'SS'